FORM 4

  __  Check this box if no longer subject to Section 16.
      Form 4 or Form 5 obligations may continue.
      See Instruction 1(b).

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person

    Last,                   First,                   Middle
    ==================      ===================      ================
    Perry,                  Richard                  C.


    Street
    ======================================================
    2635 Century Parkway, N.E.
    Suite 1000


    City, State, Zip
    ======================================================
    Atlanta, GA  30345


2.  Issuer Name and Ticker or Trading Symbol
       Bentley Pharmaceuticals, Inc.   BNT


3.  IRS or Social Security Number of Reporting Person (Voluntary)


4.  Statement for Month/Year
       September, 1996


5.  If Amendment, Date of Original (Month/Year)


6.  Relationship of Reporting Person to Issuer (Check all applicable)
       Director:
       Officer (give title below):
       10% Owner:                      X
       Other (specify below):



TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
OWNED

1. Title of        2. Trans.    3. Trans.    4. Securities Acquired or      5. Amount of      6. Owner-     7. Nature of
   Security           Date         Code         Disposed Of                    Securities        Ship Form:    Indirect
                                 ---------     ---------------------------     Beneficially      Direct or     Beneficial
                                 Code    V     Amount    (A) or    Price       Owned at          Indirect      Ownership
                                                         (D)                   End of Month
----------------    ---------    ---------     ---------------------------     --------------   -----------   ------------


TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
       (e.g., puts, calls, warrants, options, convertible securities)
                  *See below for key to column headings

     (1)          (2)       (3)    (4)    (5)      (6a)      (6b)
(7a)       (7b)    (8)        (9)     (10)

Class A Redeem-
able Warrant     $3.00    9/20/96   P   620,000   7/14/96  2/14/99   Common
Stock    1    $697,500  2,000,000   D
                                                                     Class B
Redeem-
                                                                     able
Warrant    1

*Column heading key
(1)   Title of Derivative Security
(2)   Conversion or Exercise Price of Derivative Security
(3)   Transaction Date
(4)   Transaction Code
(5)   Number of Derivative Securities Acquired (A)
(6a)  Date Exercisable
(6b)  Expiration Date
(7a)  Title
(7b)  Amount or Number of Shares
(8)   Price of Derivative Security
(9)   Number of Derivative Securities Beneficially Owned at End of Month
(10)  Ownership Form of Derivative Security (Direct)

Explanation of Responses:

Two Class B Redeemable Warrants are convertible into one share of common stock.
Such conversion right is exercisable at a price of $5.00 and expires
2/14/2001.




                    /s/ Richard C. Perry             1/14/97
                -----------------------------    --------------
                Signature of Reporting Person         Date